                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM 12b-25

                                                  Commission File Number 0-27412

                           NOTIFICATION OF LATE FILING

   (Check One):     |_| Form 10-K       |_| Form 11-K         |_|Form 20-F
                    |X| Form 10-Q       |_|Form N-SAR

     For Period Ended:              Fiscal Quarter Ended June 30, 2002
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|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

     For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                     Cotelligent, Inc.
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Former name if applicable
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Address of principal executive office (Street and Number)

                        44 Montgomery Street, Suite 4050
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City, state and zip code                San Francisco, CA  94104
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     On July 10, 2002, Arthur Andersen LLP ("Andersen") was dismissed as independent accountants for Cotelligent, Inc. (the "Company") effective immediately, and KPMG LLP ("KPMG") was appointed as the Company's new independent accountants for the fiscal year ending December 31, 2002. The Company is still in the process of completing its Form 10Q for the quarter ended June 30, 2002 which is required to be reviewed by its independent accountants.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Curtis J. Parker                    415                     439-6400
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         (Name)                       (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not finalized the completion of its financial statements required to be included in its Form 10-Q for the periods ended June 30, 2002, which are required to be reviewed by its new independent public accountants.

                                Cotelligent, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 15, 2002         By: /s/ Curtis J. Parker
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                                Name: Curtis J. Parker

                                Title: Executive Vice President, Chief Financial
                                       Officer, Treasurer & Assistant Secretary